UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Amendment No. 3)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

Of the Securities Exchange Act of 1934

CLARUS CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

18270P109

(CUSIP Number of Class of Securities)

Warren B. Kanders

Executive Chairman of the Board of Directors

Clarus Corporation

2084 East 3900 South

Salt Lake City, UT 84124

(801) 278-5552

(Name, address, including zip code, and telephone number, including area code, of agent for service)

with a copy to:

Robert L. Lawrence, Esq.

Kane Kessler, P.C.

666 Third Avenue

New York, NY 10017

(212) 541-6222

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$7,500,000	$933.75

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to $7,500,000 of the shares of the common stock, par value $0.0001 per share, of Clarus Corporation, as well as the preferred share purchase rights associated with such shares.

**	The amount of the filing fee, calculated in accordance with Rule 0–11 under the Securities Exchange Act of 1934, as amended, equals $124.50 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $896.40	Filing Party: Clarus Corporation
Form or Registration No.: Schedule TO	Date Filed: May 8, 2018

Amount Previously Paid: $37.35	Filing Party: Clarus Corporation
Form or Registration No.: Schedule TO	Date Filed: June 22, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.
☒	issuer tender offer subject to Rule 13e–4.
☐	going-private transaction subject to Rule 13e–3.
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO (as may be amended or supplemented from time to time, the “Schedule TO”), originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 8, 2018 and amended by Amendment No. 1, filed with the SEC on June 6, 2018 (“Amendment No. 1”), and Amendment No. 2, filed with the SEC on June 22, 2018 (“Amendment No. 2”), by Clarus Corporation, a Delaware corporation (“Clarus” or the “Company”), pursuant to Rule 13e–4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash up to $7,500,000 of shares of its common stock, par value $0.0001 per share, as well as the preferred share purchase rights associated with such shares (collectively, the “Shares”), at a price not greater than $8.00 nor less than $7.20 per Share, net to the seller in cash, less any applicable withholding taxes and without interest.

The offer is being made upon the terms and subject to the conditions described in the Offer to Purchase, dated May 8, 2018 and previously filed as Exhibit (a)(1)(A) to the Schedule TO, as amended and supplemented by Amendment No. 1, Amendment No. 2 and the Supplement to Offer to Purchase, dated June 22, 2018 and previously filed as Exhibit (a)(1)(F) to the Schedule TO (collectively, and as may be further amended or supplemented from time to time, the “Offer to Purchase”). The offer is also being made upon the terms and subject to the conditions described in the Letter of Transmittal, dated May 8, 2018 and previously filed as Exhibit (a)(1)(B) to the Schedule TO, and the Amended Letter of Transmittal, dated June 22, 2018 and previously filed as Exhibit (a)(1)(G) to the Schedule TO (which, collectively with the Offer to Purchase, as they may be further amended or supplemented from time to time, constitute the “Offer”).

The purpose of this Amendment No. 3 is to amend and supplement the Offer to reflect the Company’s entry into the asset based revolving Credit Agreement (the “Credit Agreement”), dated as of June 27, 2018, by and among the Company; Black Diamond Equipment, Ltd.; Black Diamond Retail, Inc.; Sierra Bullets, L.L.C.; the other loan parties party thereto; JPMorgan Chase Bank, N.A., as administrative agent; and the lenders from time to time party thereto. Concurrent with the Company’s entry into the Credit Agreement, the Company terminated the Third Amended and Restated Loan Agreement (the “Terminated Credit Agreement”), effective as of August 21, 2017, by and among ZB, N.A. DBA Zions First National Bank, as lender; the Company; Black Diamond Equipment, Ltd.; Black Diamond Retail, Inc.; Everest/Sapphire Acquisition, LLC; BD North American Holdings, LLC; PIEPS Service, LLC; BD European Holdings, LLC; and Sierra Bullets, L.L.C., as borrowers, and the Fourth Amended and Restated Promissory Note (Revolving Loan) (the “Terminated Promissory Note”), effective as of August 21, 2017, by and among ZB, N.A. DBA Zions First National Bank, as lender; the Company; Black Diamond Equipment, Ltd.; Black Diamond Retail, Inc.; Everest/Sapphire Acquisition, LLC; BD North American Holdings, LLC; PIEPS Service, LLC; BD European Holdings, LLC; and Sierra Bullets, L.L.C.

This Amendment No. 3 is being filed in accordance with Rule 13e–4(c)(3) under the Exchange Act. Only those items reported in this Amendment No. 3 are amended or supplemented. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the other documents that constitute part of the Offer remain unchanged. This Amendment No. 3 should be read in conjunction with the Schedule TO, the Offer to Purchase, and the other documents that constitute part of the Offer, as each may be further amended or supplemented from time to time. Every Item in the Schedule TO is automatically updated, to the extent such Item incorporates by reference any section of the Offer to Purchase that is amended or supplemented herein. All capitalized terms used but not otherwise defined in this Amendment No. 3 have the meanings ascribed to such terms in the Offer to Purchase.

ITEMS 1 THROUGH 11.

Items 1 through 11 of the Schedule TO, and the Offer to Purchase to the extent incorporated by reference therein, are hereby amended and supplemented as follows:

•	all references to the credit facility now mean the credit facility provided pursuant to the Credit Agreement.

•	all references to the Company’s debt or indebtedness now include the debt or indebtedness incurred pursuant to the Credit Agreement, and no longer include the debt or indebtedness incurred pursuant to the Terminated Credit Agreement or Terminated Promissory Note.

•	Section 9 of the Offer to Purchase, titled “Source and Amount of Funds,” is hereby amended and restated in its entirety as follows:

“The Offer is not subject to any financing condition. Assuming the Offer is fully subscribed, we expect the aggregate purchase price for the Shares, together with related fees and expenses, to be approximately $7,800,000. We plan to fund any purchase of Shares pursuant to the Offer, including the related fees and expenses, using available cash, or funds that we may borrow under our new credit facility, which is described below.

On June 27, 2018, the Company, Black Diamond Equipment, Ltd., Black Diamond Retail, Inc., Sierra Bullets, L.L.C. (collectively with the Company, the “Borrowers”) and the other loan parties party thereto (together with the Borrowers, the “Loan Parties”) entered into the Credit Agreement. The Credit Agreement provides for a revolving commitment of $75.0 million (including up to $5.0 million for letters of credit) and matures on June 27, 2022. The Credit Agreement also permits the Borrowers, subject to certain requirements, to arrange with lenders for up to $75.0 million of additional revolving commitments (which are currently uncommitted), for a potential aggregate revolving commitment of up to $150.0 million. The amount of the revolving commitment available for borrowing at any given time is subject to a borrowing base formula that is based upon the Company’s accounts receivable, inventory and intellectual property, as more fully described in the Credit Agreement.

The obligations of each Loan Party under the Credit Agreement are unconditionally guaranteed by each other Loan Party. All obligations under the Credit Agreement, and the guarantees of those obligations (as well as banking services obligations and certain swap agreements), are secured by the accounts receivable, inventory, intellectual property and certain other assets of the Loan Parties pursuant to the Pledge and Security Agreement, dated June 27, 2018, by and among the Loan Parties and JPMorgan Chase Bank, N.A., as administrative agent.

The Borrowers may elect to have the revolving loans under the Credit Agreement bear interest at either (a) in the case of CBFR (as defined in the Credit Agreement) borrowings, a rate generally equal to the London Interbank Offered Rate (“LIBOR”) for an interest period of one month, subject to a 0.00% floor, or (b) in the case of Eurodollar (as defined in the Credit Agreement) borrowings, a rate generally equal to an adjusted LIBOR for the interest period relevant to such borrowing, subject to a 0.00% floor, plus, in each such case, an applicable rate generally ranging from 1.50% to 2.20% per annum. The applicable rate was initially 1.50% per annum, however, it may be adjusted from time to time primarily based upon the achievement of a specified fixed charge coverage ratio, and also based upon the type of assets that generate availability under the borrowing base formula. The Credit Agreement also requires the Borrowers to pay a commitment fee on the unused portion of the revolving commitment. Such commitment fee will range between 0.25% and 0.375% per annum, based upon the average percentage of the revolving commitment that is used in each month of the fiscal year.

The Credit Agreement contains customary affirmative and negative covenants, including limitations on the ability of the Company and its subsidiaries to perform the following, subject to certain customary exceptions, qualifications and “baskets”: (i) incur additional debt; (ii) create liens; (iii) engage in mergers, consolidations, liquidations or dissolutions other than in certain permitted instances as described in the Credit Agreement; (iv) substantially change the business conducted by the Company and its subsidiaries (v) make certain investments, loans, advances, guarantees and acquisitions other than in certain permitted instances as described in the Credit Agreement; (vi) sell assets; (vii) pay dividends or make distributions or other restricted payments if certain conditions in the Credit Agreement are not fulfilled; (viii) prepay other indebtedness; (ix) engage in certain transactions with affiliates; (x) enter into agreements that restrict dividends from subsidiaries or the ability of subsidiaries to grant liens upon their assets; (xi) amend certain charter documents and material agreements governing subordinated indebtedness; and (xii) sell, assign, transfer, encumber or license certain intellectual property without the prior written consent of the administrative agent.

The Credit Agreement also contains customary events of default, including, but not limited to: (i) failure to pay amounts due under the Credit Agreement; (ii) materially incorrect representations and warranties; (iii) failure to comply with covenants; (iv) change of control; and (v) default under other indebtedness aggregating at least $1,000,000. As of June 30, 2018, we had drawn approximately $16.0 million of the approximately $35.4 million of the revolving commitment that was available for borrowing.

We will also utilize a portion of our existing cash in connection with the Offer and, as a result, will have reduced liquidity. Reduced liquidity could have certain material adverse effects on us, including, but not limited to, the following: (i) our available liquidity in the future for acquisitions, working capital, capital expenditures, and general corporate or other purposes could be impaired, and additional financing may not be available on terms acceptable to us; (ii) our ability to withstand competitive pressures may be decreased; and (iii) our reduced level of liquidity may make us more vulnerable to economic downturns, and reduce our flexibility in responding to changing business, regulatory and economic conditions. After the Offer is completed, we believe that our then-available cash, cash equivalents and short-term investments, cash flow from operations and access to capital will continue to provide us with adequate financial resources to meet our working capital requirements and to fund capital expenditures as well as to engage in strategic activities.”

•	the third bullet point in the section titled “Incorporation by Reference” in Section 10 of the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

•	“Clarus’ Current Reports on Form 8-K filed on March 15, 2018, May 7, 2018 (regarding the Offer and other matters), June 11, 2018, June 13, 2018 and July 3, 2018; and”

ITEM 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following Exhibits:

Exhibit Number	Description
(b)(3)	Credit Agreement, effective as of June 27, 2018, by and among the Loan Parties, JPMorgan Chase Bank, N.A., as administrative agent, and the other lenders from time to time party thereto (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on July 3, 2018 and incorporated herein by reference).*
(b)(4)	Pledge and Security Agreement, effective as of June 27, 2018, by and among the Loan Parties and JPMorgan Chase Bank, N.A., as administrative agent (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the SEC on July 3, 2018 and incorporated herein by reference).*

* Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CLARUS CORPORATION

By: /s/Aaron J. Kuehne

Name: Aaron J. Kuehne

Title: Chief Financial Officer and

  Chief Administrative Officer

Date: July 3, 2018